Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 10, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 10, 2026, The Nasdaq Stock Market (the "Exchange") received from D. Boral Acquisition I Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-half of one redeemable warrant

Class A ordinary shares, $0.0001 par value per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi